

July 25, 2013

Via Email
Rajeev K. Aggarwal
Chief Executive Officer
Cvent, Inc.
8180 Greensboro Drive, 9th Floor
McLean, VA 22102

> **Re:** **Cvent, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 7, 2013**
> **File No. 333-189837**

Dear Mr. Aggarwal:

We have reviewed your letters dated July 17, 2013 and July 22, 2013, and the above-referenced filing, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated July 19, 2013.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 65

1. We reviewed your letter dated July 17, 2013 and noted that an expanded set of guideline companies was used in the market approach. We also noted page 66 discloses that your expected stock price volatility for your common stock was estimated by taking the average historic price volatility for your industry. Further, page 69 discloses that you applied both a guideline public company method and a comparative transactions approach. As such, please address the following with respect to the group of comparable public companies used in your various analyses:
   - Confirm that the same set of comparable publicly traded companies is used in your various valuation estimates and update your disclosure accordingly. Additionally, explain the impact of the expanded set of guideline companies used on those various estimates.
   - Describe any changes to the set of comparable publicly traded companies.

2. We note that you plan to effect a reverse stock split prior to the completion of the offering. Please confirm that you will revise your financial statements and your disclosures throughout the filing to give retroactive effect to the reverse stock split. We refer you to SAB Topic 4C.

(g) Revenue Recognition, page F-8

3.   We have reviewed your response to prior comment 1 on full subscription pricing. Please explain how the expected degree of usage is measured when the registration feature is not sold with the subscription-based arrangements. Please also clarify what happens to unused registrations for full subscription contracts. Additionally, please tell us the volume of arrangements that are sold with and without the registration feature.

4.   We note in your response to prior comment 1 that your conclusion that the approach of recognizing revenue as overages become billable represents an approximation of the subscription accounting model. Please clarify what you mean by "approximation" since the pattern of recognition differs from a subscription model. You further state in your response that the overages occur towards the latter part of the subscription period for most of your arrangements. Please tell us how many months of the subscription period are typically remaining when the overages occur and the dollar volume of contracts that typically incur overage charges. To the extent that such overages become material in amount and occur in earlier periods of the contracts rather than toward the end, please tell us how the revenue recognition accounting for overages may be impacted.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 with any other questions. Should you require further assistance, you may contact the undersigned at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-Mail
        Mark R. Fitzgerald
        Michael C. Labriola
        Mark G.C. Bass
        Wilson Sonsini Goodrich & Rosati